MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing, developing, exploring and acquiring mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively. The common shares are also quoted on the OTCQX in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Encantada, La Parrilla, and San Martin Silver Mines.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2009. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com.

This MD&A relates to the consolidated operations of the Company and its wholly owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation which it is involved as the plaintiff, described herein in the Liquidity section.

QUALIFIED PERSONS

Unless otherwise indicated, Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All information contained in this MD&A is current as of March 19, 2010, unless otherwise stated.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

2009 ANNUAL AND Q4 FINANCIAL PERFORMANCE AND HIGHLIGHTS

Consolidated gross revenue (prior to smelting, refining and metal deductions) for the year ended 2009 was $71.5 million compared to $56.1 million in 2008, an increase of $15.4 million or 27.5%.

Consolidated gross revenue (prior to smelting, refining and metal deductions) for the quarter ended December 31, 2009 (Q4) was $21,436,456 or $18.71 (US$17.72) per ounce compared to $11,712,165 or $14.15 (US$11.67) per ounce for the quarter ended December 31, 2008 for an increase of $9,724,291, or 83%. The improvement in revenues in the fourth quarter of 2009 is attributable to a 38% increase in equivalent silver ounces sold and a 32% increase in the average gross revenue per ounce realized. These improvements resulted in net revenue for the fourth quarter increasing from $9,106,605 in 2008 to $18,374,117 in 2009, an increase of 102%.

In 2009 the Company shipped (sold) 4,233,703 ounces of silver equivalent at an average price of $16.89 per ounce (US$14.79) compared to 3,590,202 ounces in 2008 at an average price of $15.63 per ounce (US$14.66), representing an increase of 18% in shipments.

Total production for 2009 was 4,337,103 ounces of silver equivalents consisting of 3,797,520 ounces of silver, 2,670 ounces of gold, 6,587,074 pounds of lead and 8,913 pounds of zinc. This compares to the 4,229,998 ounces of silver equivalents produced in 2008, which consisted of 3,654,698 ounces of silver, 1,661 ounces of gold, 7,457,707 pounds of lead and 425,710 pounds of zinc.

Net sales revenue (after smelting and refining charges and metals deductions) for 2009 was $59.5 million, an increase of 34.3% compared to $44.3 million for 2008. Smelting and refining charges and metal deductions decreased to 17% of gross revenue in 2009 compared to 21% of gross revenue in 2008. Average smelting charges for doré in 2009 were US$0.48 per equivalent silver ounce whereas for concentrates they were US$3.96 per equivalent silver ounce.

The Company generated net income for 2009 of $6.3 million, or earnings per common share (EPS) of $0.08 compared to a net loss in 2008 of $5.1 million or a loss per common share of $(0.07). Net income for 2009 was after deducting non-cash stock-based compensation expense of $3.3 million, a write-down of mineral properties of $2.6 million, a write-down of marketable securities totalling $0.4 million and an income tax recovery of $3.2 million. Neglecting the effect of write-downs, earnings per share in 2009 would have been $0.11 per share (this is a non-GAAP measure).

Net income for the quarter ended December 31, 2009 was $2,492,488 or $0.03 per common share compared to a net loss of $5,538,906 or $(0.08) per common share in the quarter ended December 31, 2008, for an increase of $8,031,394.

Direct cash costs per ounce of silver for 2009 decreased to US$5.61 per ounce of silver, compared to US$5.87 per ounce of silver for 2008. During 2009, the Company’s operations achieved operational efficiencies resulting in reductions in production costs per tonne and cash costs per ounce.

Direct cash costs per ounce of silver for Q4 of 2009 decreased to US$5.69 per ounce of silver, compared to US$6.37 per ounce of silver for Q4 of 2008.

Mine operating earnings for 2009 increased by 146% to $18.5 million, an increase of $11.0 million, compared to mine operating earnings of $7.5 million for 2008, due to an increase in sales volume from 3.6 million ounces of silver equivalent in 2008 to 4.2 million ounces in 2009, combined with an increase in sales revenue per ounce from $15.63 (US$14.66) in 2008 to $16.89 (US$14.79) in 2009.

Mine operating earnings increased by 818% to $8,092,993 for the quarter ended December 31, 2009 from a mine operating loss of $1,126,697 for the same quarter in the prior year. This was primarily due to the increase in net revenue.

The Company had operating income of $4.5 million for 2009 compared to an operating loss of $3.7 million for 2008, an increase of $8.2 million or 220%.

Operating income increased by $5,758,869 or 152% to $1,971,450 for the quarter ended December 31, 2009, from an operating loss of $3,787,419 for the quarter ended December 31, 2008, due to the increase in mine operating earnings.

During the fourth quarter of 2009, the new cyanidation process plant at the La Encantada Silver Mine was commissioned and the ramp up process commenced. By the beginning of the second quarter of 2010, this new plant is expected to achieve commercial production levels, reaching full capacity of 3,500 tonnes-per-day and producing at an annualized rate of over four million ounces by Q2 of 2010. Total capitalized construction in progress at La Encantada at December 31, 2009 consisted of $31.3 million (US$29.8 million) with a further $2.9 million (US$2.7 million) advanced to contractors for equipment.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

During the year ended December 31, 2009, the Company raised a total of $35.3 million through a combination of debt and equity. New funds consisted of $29.4 million from equity issuances, $4.3 million from a Mexican government sponsored development loan, as well as $1.6 million from the pre-sale of lead concentrates from the La Parrilla mine. This compares to $41.6 million raised in the year ended December 31, 2008.

During the year ended December 31, 2009, the Company invested $14.0 million in its mineral properties and a further $19.4 million in additions to plant and equipment on a cash basis. This compares to $24.5 million invested in its mineral properties and a further $14.9 million in additions to plant and equipment in the year ended December 31, 2008.

During 2009, the Company reduced current liabilities by $19.6 million. This was achieved by (i) placing $14.3 million in a lawyers trust pending the outcome of the Company’s action against a previous majority owner of First Silver, (ii) settling certain other current liabilities amounting to $2.7 million by the issuance of 1,191,852 common shares, and (iii) through additional reductions of accounts payable and accrued liabilities by $2.6 million.

In November 2009, First Majestic acquired Normabec Mining Resources Ltd. (“Normabec”) in an all-share transaction by way of plan of arrangement (the “Arrangement”). First Majestic acquired Normabec in exchange for the issuance directly to Normabec’s shareholders of 0.060425 First Majestic shares and 0.25 shares of Brionor Resources Inc., a newly formed entity, for each Normabec common share outstanding. Normabec’s primary asset is the Real de Catorce Silver Project which is located in the northern portion of San Luís Potosí State, Mexico. The results of operations of Normabec were consolidated into the operations of the Company effective November 14, 2009.

The subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Minera Real Bonanza, S.A. de C.V.	Real de Catorce Silver Project	Real de Catorce property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Servicios Minero-Metalurgicos e Industriales, S.A. de C.V.	(inactive services company)	(inactive services company)
Corporación First Majestic, S.A. de C.V. (holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)

Certain financial results in this MD&A, regarding operations and cash costs are presented in the Mine Operating Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars. U.S. dollar results are translated using the U.S. dollar rates on the dates which the transactions occurred.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

MINING OPERATING RESULTS

Quarter Ended December 31,		CONSOLIDATED FIRST MAJESTIC RESULTS	Year to Date December 31,
2009	2008		2009	2008
251,258	215,646	Ore processed/tonnes milled (4)	887,638	758,338
235	207	Average silver grade (g/tonne)	215	219
65%	65%	Recovery (%)	64%	68%
1,103,840	930,120	Silver ounces produced (4)	3,797,520	3,654,698
701	403	Gold ounces produced (4)	2,670	1,661
48,576	31,650	Equivalent ounces from gold (4)	189,419	100,496
1,574,819	2,093,988	Pounds of lead produced (4)	6,587,074	7,457,707
97,152	93,239	Equivalent ounces from lead (4)	349,294	450,423
-	24,413	Pounds of zinc produced (4)	8,913	425,710
-	1,403	Equivalent ounces from zinc (4)	870	24,381
1,249,568	1,056,219	Total production - ounces silver equivalent (4)	4,337,103	4,229,998
1,145,562	827,845	Ounces of silver equivalents sold (1) (4)	4,233,703	3,590,202
$8.61	$8.71	US cash cost per ounce (2) (3)	$8.49	$8.94
$5.69	$6.37	Direct US cash cost per ounce (2) (3)	$5.61	$5.87
5,266	5,845	Underground development (m)	21,390	27,890
1,031	4,194	Diamond drilling (m)	7,459	61,440
$42.01	$37.57	Total US production cost per tonne (3)	$37.29	$43.08

Quarter Ended December 31,		LA ENCANTADA RESULTS	Year to Date December 31,
2009	2008		2009	2008
104,864	79,480	Ore processed/tonnes milled (4)	318,382	257,960
305	281	Average silver grade (g/tonne)	276	283
51%	59%	Recovery (%)	50%	62%
399,810	427,753	Silver ounces produced (4)	1,317,080	1,442,566
5	-	Gold ounces produced (4)	5	-
321	-	Equivalent ounces from gold (4)	321	-
536,801	1,195,557	Pounds of lead produced (4)	2,545,339	3,312,869
35,714	56,299	Equivalent ounces from lead (4)	129,259	193,675
435,845	484,053	Total production - ounces of silver equivalent (4)	1,446,660	1,636,242
363,364	450,063	Ounces of silver equivalents sold (4)	1,371,337	1,529,301
$10.80	$6.13	US cash cost per ounce (2) (3)	$10.20	$8.21
$6.83	$3.82	Direct US cash cost per ounce (2) (3)	$6.10	$3.59
2,251	3,075	Underground development (m)	10,214	8,463
-	2,107	Diamond drilling (m)	2,397	8,048
$54.32	$32.98	Total US production cost per tonne (3)	$45.59	$45.93

(1)

Includes (8,822) ounces in the fourth quarter ended December 31, 2009 and (14,727) ounces in the year ended December 31, 2009 (after adjustments for intercompany eliminations) sold as coins, ingots and bullion from Canadian operations and minesite transfers.

(2)

The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge), and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP on page 9.

(3)	Direct Cash Costs do not include smelting; production costs per tonne include smelter charges.
(4)

At December 31, 2009, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore the net margin of $496,371 in connection with the sale of 54,277 silver equivalent ounces of precipitates during the pre-operating period was recorded as a reduction of construction in progress during the year. The tables above include the production from the mill expansion , however average silver grade, recovery, US cash cost per ounce, direct cash cost per ounce and total US production cost per tonne are based on production excluding pre-commercial stage production of 68,026 silver equivalent ounces.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

MINING OPERATING RESULTS

Quarter Ended December 31,		LA PARRILLA RESULTS	Year to Date December 31,
2009	2008		2009	2008
75,475	66,395	Ore processed/tonnes milled	277,917	246,166
222	206	Average silver grade (g/tonne)	214	234
73%	70%	Recovery (%)	71%	70%
395,761	305,685	Silver ounces produced	1,367,742	1,291,210
151	297	Gold ounces produced	645	864
12,119	15,899	Equivalent ounces from gold	54,560	47,139
1,038,018	897,031	Pounds of lead produced	4,041,735	3,979,046
61,438	36,864	Equivalent ounces from lead	220,035	245,056
-	24,414	Pounds of zinc produced	8,913	24,414
-	1,403	Equivalent ounces from zinc	870	1,403
469,318	359,851	Total production - ounces of silver equivalent	1,643,207	1,584,808
478,121	228,661	Ounces of silver equivalents sold	1,648,020	1,282,340
$7.61	$10.21	US cash cost per ounce (2) (3)	$7.84	$8.47
$3.82	$6.68	Direct US cash cost per ounce (1) (2)	$4.26	$5.39
2,047	1,557	Underground development (m)	7,774	10,457
114	668	Diamond drilling (m)	2,682	37,944
$39.91	$47.01	Total US production cost per tonne (2)	$38.60	$44.42

Quarter Ended December 31,		SAN MARTIN RESULTS	Year to Date December 31,
2009	2008		2009	2008
70,919	69,771	Ore processed/tonnes milled	291,339	254,211
184	124	Average silver grade (g/tonne)	157	141
73%	71%	Recovery (%)	76%	80%
308,269	196,681	Silver ounces produced	1,112,698	920,921
545	106	Gold ounces produced	2,020	797
36,136	15,751	Equivalent ounces from gold	134,538	53,357
-	1,399	Pounds of lead produced	-	165,792
-	75	Equivalent ounces from lead	-	11,691
-	-	Pounds of zinc produced	-	401,297
-	-	Equivalent ounces from zinc	-	22,979
344,405	212,315	Total production - ounces of silver equivalent	1,247,236	1,008,948
312,899	149,121	Ounces of silver equivalents sold	1,229,073	778,561
$7.53	$12.00	US cash cost per ounce (1) (2)	$7.35	$10.74
$6.85	$11.44	Direct US cash cost per ounce (1) (2)	$6.71	$10.12
968	1,214	Underground development (m)	3,402	8,971
917	1,419	Diamond drilling (m)	2,380	15,448
$32.73	$33.81	Total US production cost per tonne (2)	$28.06	$38.90

(1)

The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge) and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP on page 9.

(2)	Direct Cash Costs do not include smelting; production costs per tonne include smelter charges.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

RECONCILIATION OF COST OF SALES TO CASH COSTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

		For the Years Ended
		December 31, 2009				December 31, 2008
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
COST OF SALES	US$	10,115,010	10,602,682	9,298,262	30,015,954	9,517,664	10,550,960	8,087,833	28,156,457
ADD: THIRD PARTY SMELTING & REFINING	US$	715,834	4,897,387	5,126,869	10,740,090	571,209	3,977,917	6,667,136	11,216,262
DEDUCT: BYPRODUCT CREDITS	US$	(1,852,368)	(4,121,098)	(1,499,708)	(7,473,174)	(1,094,506)	(4,339,639)	(2,613,425)	(8,047,570)
ADD (DEDUCT): ROYALTIES	US$	-	(127,483)	-	(127,483)	-	(49,157)	-	(49,157)
ADD (DEDUCT): PROFIT SHARING	US$	-	-	(59,120)	(59,120)	-	-	-	-
INVENTORY CHANGES	US$	(676,545)	(160,757)	(89,537)	(926,839)	893,499	466,693	(293,719)	1,066,473
OTHER	US$	(125,755)	(361,991)	(31,393)	(519,139)	-	328,123	-	328,123
TOTAL CASH COSTS (A)	US$	8,176,176	10,728,740	12,745,373	31,650,289	9,887,866	10,934,897	11,847,825	32,670,588
DEDUCT: THIRD PARTY SMELTING	US$	(715,834)	(4,897,387)	(5,126,869)	(10,740,090)	(571,209)	(3,977,917)	(6,667,136)	(11,216,262)
DIRECT MINING EXPENSES CASH COST (B)	US$	7,460,342	5,831,353	7,618,504	20,910,199	9,316,657	6,956,980	5,180,689	21,454,326

TONNES PRODUCED (Note 1)	TONNES	291,339	277,917	279,536	848,792	254,211	246,167	257,960	758,338
OUNCES OF SILVER PRODUCED (C) (Note 1)	OZ	1,112,698	1,367,742	1,249,377	3,729,817	920,921	1,291,211	1,442,566	3,654,699
OUNCES OF SILVER EQ PRODUCED (Note 1)	OZ EQ	134,538	275,465	129,257	539,260	88,027	302,203	199,626	589,856
TOTAL OZ OF SILVER EQ PRODUCED (Note 1)	OZ EQ	1,247,236	1,643,207	1,378,634	4,269,077	1,008,948	1,593,414	1,642,192	4,244,555

CASH COST PER OUNCE PRODUCED (A/C)	US$/OZ	7.35	7.84	10.20	8.49	10.74	8.47	8.21	8.94
SMELTING/REFINING/TRANSPORTATION COST PER OUNCE	US$/OZ	(0.64)	(3.58)	(4.10)	(2.88)	(0.62)	(3.08)	(4.62)	(3.07)
DIRECT MINING EXPENSES CASH COST (B/C)	US$/OZ	6.71	4.26	6.10	5.61	10.12	5.39	3.59	5.87

MINING	$/Tonne	11.62	13.88	14.08	13.17	17.88	18.20	11.03	15.65
MILLING	$/Tonne	13.22	15.67	9.98	12.96	12.93	21.30	7.16	13.69
INDIRECT	$/Tonne	5.82	4.76	6.95	5.84	9.88	5.43	11.14	8.86
DIRECT CASH COST	$/Tonne	30.66	34.31	31.01	31.97	40.69	44.93	29.33	38.20
SELLING AND TRANSPORT COSTS	$/Tonne	1.30	1.50	1.61	1.47	0.31	1.01	0.91	0.74
SMELTING AND REFINING COSTS	$/Tonne	2.46	17.62	18.34	12.65	2.25	16.16	25.85	14.79
BY PRODUCT CREDITS	$/Tonne	(6.36)	(14.83)	(5.37)	(8.80)	(4.31)	(17.63)	(10.13)	(10.61)
DIRECT COST PER TONNE	$/Tonne	28.06	38.60	45.59	37.29	38.90	44.42	45.93	43.08

MINING	$/Oz.	3.04	2.82	3.15	3.00	4.94	3.47	1.97	3.25
MILLING	$/Oz.	3.46	3.19	2.23	2.95	3.57	4.06	1.28	2.84
INDIRECT	$/Oz.	1.52	0.97	1.55	1.33	2.73	1.04	1.99	1.84
SELLING AND TRANSPORT COSTS	$/Oz.	0.34	0.31	0.36	0.33	0.09	0.19	0.16	0.15
SMELTING AND REFINING COSTS	$/Oz.	0.64	3.58	4.10	2.88	0.62	3.08	4.62	3.07
BY PRODUCT CREDITS	$/Oz.	(1.66)	(3.01)	(1.20)	(2.00)	(1.19)	(3.36)	(1.81)	(2.20)
CASH COST PER OUNCE	$/Oz.	7.35	7.84	10.20	8.49	10.74	8.47	8.21	8.94
SMELTING AND REFINING COSTS	$/Oz.	(0.64)	(3.58)	(4.10)	(2.88)	(0.62)	(3.08)	(4.62)	(3.07)
DIRECT CASH COST	$/Oz.	6.71	4.26	6.10	5.61	10.12	5.39	3.59	5.87

Note 1 – The table above does not include 68,026 silver equivalent ounces of pre-commercial production from the La Encantada mill expansion project.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

RECONCILIATION OF COST OF SALES TO CASH COSTS
FOR THE QUARTER ENDED DECEMBER 31, 2009 AND 2008

		For the Three Months Ended
		December 31, 2009				December 31, 2008
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
COST OF SALES	US$	2,386,293	2,873,412	2,774,725	8,034,430	2,130,065	2,408,276	2,046,037	6,584,377
ADD: THIRD PARTY SMELTING & REFINING	US$	209,716	1,499,186	1,319,294	3,028,196	110,772	1,080,074	988,885	2,179,732
DEDUCT: BYPRODUCT CREDITS	US$	(502,223)	(1,313,641)	(371,932)	(2,187,796)	(187,427)	(673,849)	(589,497)	(1,450,773)
ADD (DEDUCT): ROYALTIES	US$	-	(41,893)	-	(41,893)	-	-	-	-
ADD (DEDUCT): PROFIT SHARING	US$	53,874	-	-	53,874	-	-	-	-
INVENTORY CHANGES	US$	172,909	(4,217)	(135,669)	33,023	305,899	(196,454)	176,063	285,508
OTHER	US$	896	(288)	-	608	-	503,377	-	503,377
TOTAL CASH COSTS (A)	US$	2,321,465	3,012,559	3,586,418	8,920,442	2,359,309	3,121,425	2,621,488	8,102,221
DEDUCT: THIRD PARTY SMELTING	US$	(209,716)	(1,499,186)	(1,319,294)	(3,028,196)	(110,772)	(1,080,074)	(988,885)	(2,179,732)
DIRECT MINING CASH COSTS (B)	US$	2,111,749	1,513,373	2,267,124	5,892,246	2,248,537	2,041,351	1,632,603	5,922,489

TONNES PRODUCED (Note 1)	TONNES	70,919	75,475	66,018	212,412	69,771	66,396	79,479	215,646
OUNCES OF SILVER PRODUCED (C) (Note1)	OZ	308,269	395,761	332,107	1,036,137	196,682	305,685	427,753	930,121
OUNCES OF SILVER EQ PRODUCED (Note 1)	OZ EQ	36,136	73,557	35,712	145,405	15,633	62,771	62,250	140,654
TOTAL OZ OF SILVER EQ PRODUCED (Note 1)	OZ EQ	344,405	469,318	367,819	1,181,542	212,315	368,456	490,003	1,070,774

CASH COST PER OUNCE PRODUCED (A/C)	US$/OZ	7.53	7.61	10.80	8.61	12.00	10.21	6.13	8.71
SMELTING/REFINING/TRANSPORTATION COST PER OUNCE	US$/OZ	(0.68)	(3.79)	(3.97)	(2.92)	(0.56)	(3.53)	(2.31)	(2.34)
DIRECT MINING EXPENSES CASH COST (B/C)	US$/OZ	6.85	3.82	6.83	5.69	11.44	6.68	3.82	6.37

MINING	$/Tonne	14.32	15.22	18.15	15.83	13.18	17.96	11.69	14.10
MILLING	$/Tonne	14.38	15.75	10.20	13.57	13.84	18.50	9.77	13.78
INDIRECT	$/Tonne	7.17	5.01	9.94	7.27	7.91	3.34	5.91	5.77
DIRECT CASH COST	$/Tonne	35.87	35.98	38.29	36.67	34.93	39.80	27.37	33.65
SELLING AND TRANSPORT COSTS	$/Tonne	0.98	1.47	1.68	1.38	(0.02)	1.09	0.58	0.54
SMELTING AND REFINING COSTS	$/Tonne	2.96	19.86	19.98	14.26	1.59	16.27	12.44	10.11
BY PRODUCT CREDITS	$/Tonne	(7.08)	(17.40)	(5.63)	(10.30)	(2.69)	(10.15)	(7.42)	(6.73)
DIRECT COST PER TONNE	$/Tonne	32.73	39.91	54.32	42.01	33.81	47.01	32.98	37.57

MINING	$/Oz.	3.30	2.90	3.61	3.25	4.68	3.90	2.17	3.27
MILLING	$/Oz.	3.31	3.00	2.03	2.78	4.91	4.02	1.82	3.19
INDIRECT	$/Oz.	1.65	0.96	1.98	1.49	2.81	0.73	1.10	1.34
SELLING AND TRANSPORT COSTS	$/Oz.	0.23	0.28	0.33	0.28	(0.01)	0.24	0.11	0.13
SMELTING AND REFINING COSTS	$/Oz.	0.68	3.79	3.97	2.92	0.56	3.53	2.31	2.34
BY PRODUCT CREDITS	$/Oz.	(1.63)	(3.32)	(1.12)	(2.11)	(0.95)	(2.20)	(1.38)	(1.56)
CASH COST PER OUNCE	$/Oz.	7.53	7.61	10.80	8.61	12.00	10.21	6.13	8.71
SMELTING AND REFINING COSTS	$/Oz.	(0.68)	(3.79)	(3.97)	(2.92)	(0.56)	(3.53)	(2.31)	(2.34)
DIRECT CASH COSTS	$/Oz.	6.85	3.82	6.83	5.69	11.44	6.68	3.82	6.37

Note 1 – The table above does not include 68,026 silver equivalent ounces of pre-commercial production from the La Encantada mill expansion project.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

			Year to date December 31, 2009

INVENTORY RECONCILIATION (See Note 1):		San Martin	La Parrilla	La Encantada	Vancouver	Total
Opening stockpile inventory	OZ EQ	147,932	193,165	88,555	-	429,652
Reduction of stockpile	OZ EQ	(140,489)	(76,626)	(48,842)	-	(265,957)
Ending stockpile inventory	OZ EQ	7,443	116,539	39,713	-	163,695

Opening in process inventory	OZ EQ	13,992	8,524	-	-	22,516
Inventory adjustments	OZ EQ	7,249	13,997	50,077	-	71,323
Ending in process inventory	OZ EQ	21,241	22,521	50,077	-	93,839

Opening finished goods inventory	OZ EQ	33,276	20,368	48,111	-	101,755
Production - silver equivalent ounces	OZ EQ	1,247,236	1,643,205	1,378,640	-	4,269,081
Shipments - silver equivalent ounces	OZ EQ	(1,229,073)	(1,648,020)	(1,371,337)	-	(4,248,430)
Inventory adjustments	OZ EQ	(26,190)	(3,513)	(55,414)	-	(85,117)
Ending finished goods inventory	OZ EQ	25,249	12,040	-	-	37,289

Total ending inventory before transfers	OZ EQ	343,581	151,100	89,790	-	584,471
Opening inventory of coins, ingots and bullion	OZ EQ	-	-	-	42,453	42,453
Transfers to coins, ingots and bullion inventory	OZ EQ	(289,648)	-	-	289,648	-
Adjustment due to refining, smelting and other	OZ EQ	-	-	-	(10,385)	(10,385)
Sales of coins, ingots and bullion	OZ EQ	-	-	-	(284,836)	(284,836)
Total inventory, all stages and products	OZ EQ	53,933	151,100	89,790	36,880	331,703

Value of ending inventory - (Note 1)	CDN$	369,158	461,781	364,436	273,262	1,468,637
Value of ending inventory - Cdn$ per oz	CDN$	6.84	3.06	4.06	7.41	4.43
Average exchange rate - Q4 2009		1.0563	1.0563	1.0563	1.0563	1.0563
Value of ending inventory - US$ per oz	US$	6.48	2.89	3.84	7.01	4.19

			Three months ended December 31, 2009

INVENTORY RECONCILIATION (See Note 1):		San Martin	La Parrilla	La Encantada	Vancouver	Total
Opening stockpile inventory	OZ EQ	12,535	88,367	33,499	-	134,401
Increase of stockpile	OZ EQ	(5,092)	28,172	6,214	-	29,294
Ending stockpile inventory	OZ EQ	7,443	116,539	39,713	-	163,695

Opening in process inventory	OZ EQ	13,370	11,661	-	-	25,031
Inventory adjustments	OZ EQ	7,871	10,860	50,077	-	68,808
Ending in process inventory	OZ EQ	21,241	22,521	50,077	-	93,839

Opening finished goods inventory	OZ EQ	6,867	36,125	44,292	-	87,284
Production - silver equivalent ounces	OZ EQ	344,405	469,318	367,820	-	1,181,543
Shipments - silver equivalent ounces	OZ EQ	(312,899)	(478,121)	(363,364)	-	(1,154,384)
Inventory adjustments	OZ EQ	(13,124)	(15,282)	(48,748)	-	(77,154)
Ending finished goods inventory	OZ EQ	25,249	12,040	-	-	37,289

Total ending inventory before transfers	OZ EQ	133,074	151,100	89,790	-	373,964
Opening inventory of coins, ingots and bullion	OZ EQ	-	-	-	37,785	37,785
Transfers to coins, ingots and bullion inventory	OZ EQ	(79,141)	-	-	79,141	-
Adjustment due to refining, smelting and other	OZ EQ	-	-	-	(4,785)	(4,785)
Sales of coins, ingots and bullion	OZ EQ	-	-	-	(75,261)	(75,261)
Total inventory, all stages and products	OZ EQ	53,933	151,100	89,790	36,880	331,703

Value of ending inventory - (Note 1)	CDN$	369,158	461,781	364,436	273,262	1,468,637
Value of ending inventory - Cdn$ per oz	CDN$	6.84	3.06	4.06	7.41	4.43
Average exchange rate - Q4 2009		1.0563	1.0563	1.0563	1.0563	1.0563
Value of ending inventory - US$ per oz	US$	6.48	2.89	3.84	7.01	4.19

Note 1 - The inventory reconciliation above consists of silver coins, bullion, doré, concentrates, ore in process and stockpile but excludes materials and supplies. The tables above do not include 68,026 silver equivalent ounces of pre-commercial production from the La Encantada mill expansion project.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

			Year to Date December 31, 2009

Cost of Sales Reconciliation		San Martin	La Parrilla	La Encantada	Vancouver	Total
Cash Cost	US$	8,176,176	10,728,740	12,745,372	-	31,650,288
Inventory changes	US$	676,545	160,757	89,537	-	926,839
Byproduct credits	US$	1,852,368	4,121,098	1,499,708	-	7,473,174
Smelting and refining	US$	(715,834)	(4,897,387)	(5,126,869)	-	(10,740,090)
Other	US$	125,755	489,474	90,514	-	705,743
Cost of sales - Calculated	US$	10,115,010	10,602,682	9,298,262	-	30,015,954
Average CDN/US Exchange Rate		0.87256	0.88926	0.88359	-	0.88182
Booked Cost of Sales	CDN$	11,592,357	11,923,081	10,523,284	-	34,038,722
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	313,131	313,131
Total Cost of Sales as Reported	CDN$	11,592,357	11,923,081	10,523,284	313,131	34,351,853

			Three months ended December 31, 2009

Cost of Sales Reconciliation		San Martin	La Parrilla	La Encantada	Vancouver	Total
Cash Cost	US$	2,321,465	3,012,558	3,586,418	-	8,920,441
Inventory changes	US$	(172,909)	4,217	135,669	-	(33,023)
Byproduct credits	US$	502,223	1,313,641	371,932	-	2,187,796
Smelting and refining	US$	(209,716)	(1,499,186)	(1,319,294)	-	(3,028,196)
Other	US$	(54,770)	42,182	-	-	(12,588)
Cost of sales - Calculated	US$	2,386,293	2,873,412	2,774,725	-	8,034,430
Average CDN/US Exchange Rate		0.92751	0.95452	0.94019	-	0.94142
Booked Cost of Sales	CDN$	2,572,798	3,010,309	2,951,242	-	8,534,349
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	4,436	4,436
Total Cost of Sales as Reported	CDN$	2,572,798	3,010,309	2,951,242	4,436	8,538,785

Note 1 - Net of intercompany eliminations of $1,326,953 for the fourth quarter ended December 31, 2009 and $4,547,713 for the year ended December 31, 2009.

REVIEW OF MINING OPERATING RESULTS

The total silver production for the fourth quarter of 2009 consisted of 1,249,568 ounces of silver equivalent representing an increase of 15% compared to 1,089,481 ounces of silver equivalent produced in the third quarter of 2009 and an increase of 18% compared to 1,056,219 ounces of silver equivalent produced in fourth quarter of 2008.

Silver production in the fourth quarter of 2009 was 1,103,840 ounces, representing an increase of 18% compared to the third quarter of 2009 and an increase of 19% compared to 930,120 ounces of silver produced in the fourth quarter of 2008. In the fourth quarter of 2009, 1,574,819 pounds of lead were produced, representing a decrease of 7% compared to the third quarter of 2009 and a decrease of 25% compared to the fourth quarter of 2008. Gold produced in the fourth quarter of 2009 was 701 ounces, representing a decrease of 4% compared to the third quarter of 2009 and an increase of 74% compared to the fourth quarter of 2008.

The ore processed during the fourth quarter of 2009 at the Company’s three operating silver mines: the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine; amounted to 251,258 tonnes which is an increase of 17% from the third quarter of 2009 and an increase of 17% compared to the fourth quarter of 2008.

The average silver head grade in the fourth quarter of 2009 for the three mines increased to 235 grams per tonne (“g/t”) silver compared to 205 g/t silver in the third quarter of 2009 and 207 g/t in the fourth quarter of 2008.

Total combined recoveries of silver at the Company’s three mills has remained relatively constant at 65% in the fourth quarter of 2009 compared to 66% in the third quarter of 2009 and 65% in the fourth quarter of 2008.

A total of 5,266 metres of underground development was completed in the fourth quarter of 2009 compared to 6,597 metres completed in the third quarter of 2009. This program is important as it provides access to new areas within the different mines and prepares the mines for continuing growth of silver production.

A total of 1,031 metres of diamond drilling was completed in the fourth quarter of 2009 compared to 1,017 metres drilled in the third quarter of 2009. Total annual drilling was scaled back from 61,440 metres in 2008 to 7,459 metres in 2009 as the Company reduced its exploration expenditures in late 2008 after having achieved a target level of Reserves and Resources in late 2008.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

MINE UPDATES

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico in Coahuila State approximately a 1.5 hour flight from Torreon and comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest towns, Muzquiz and Boquillas del Cármen, are 225 kilometres away and 45 kilometres away, respectively, via unpaved road. The La Encantada Silver Mine consists of an almost completed 3,500 tpd cyanidation plant, a 1,000 tpd flotation plant, all related facilities and infrastructure, including a mining camp with 180 houses, administrative offices, and a private airstrip. The Company owns 100% of the La Encantada Silver Mine.

During the fourth quarter of 2009, the new 3,500 tonne-per-day (“tpd”) mill was inaugurated and the ramp up process began. Management anticipates by the beginning of the second quarter of 2010, this new plant will achieve commercial production with full capacity anticipated being achieved near the end of Q2 2010. At full capacity, the new La Encantada cyanidation operation is expected to produce an additional four million ounces of silver in doré form annually. The mine is currently producing silver in precipitate form pending the installation of induction furnaces which are anticipated to be delivered in Q2 of 2010. To date, the Company has spent approximately $36.4 million (US$34.6 million) on the new cyanidation plant, or $33.7 million (US$32.0) million after adjusting for pre-operating revenues and expenses.

Also, during the quarter, the flotation circuit at La Encantada was renovated with the installation of new flotation cells. The flota-tion circuit produces two products: a silver rich concentrate and a lead rich concentrate. The lead rich concentrate is presently being sold through an off-take agreement, whereas the silver concentrate is being introduced into the cyanidation circuit to enrich the silver content of the silver precipitates.

Fresh ore from the underground mine is being processed at a rate of 850 tpd, after which the silver concentrate is piped to the cyanidation process where it is mixed, one part fresh ore to three parts tailings from the old tailings pond, at a rate of 2,650 tpd, with an average grade of 146 g/t silver. The anticipated average grade of the mixed fresh ore and old tailings is expected to be 180 g/t.

Tonnes milled in the fourth quarter of 2009 increased to 104,864 tonnes compared to 68,481 tonnes in the third quarter of 2009, an increase of 53%. The average head grade was 305 g/t in the fourth quarter of 2009, representing an increase of 19% when compared to 256 g/t in the third quarter of 2009 and an increase of 9% when compared to the 281 g/t in the fourth quarter of 2008. Silver recovery in the fourth quarter of 2009 was 51% which is comparable with the 48% achieved in the third quarter of 2009 but represents a decrease of 13% when compared to the 59% achieved in the fourth quarter of 2008. The low recoveries resulted from high manganese content in the ore from the Azul y Oro and Buenos Aires areas, combined with old flotation cells which were replaced in early December in an attempt to increase the recoveries. The lower recoveries in 2009 resulted in higher cash costs per ounce in 2009 relative to 2008.

A total of 435,845 equivalent ounces of silver were produced during the fourth quarter of 2009, which represents an increase of 47% compared to 296,690 equivalent ounces of silver produced in third quarter of 2009 but represents a decrease of 10% when compared to the 484,053 equivalent ounces of silver produced in the fourth quarter of 2008. Silver production consisted of 399,810 ounces of silver, representing an increase of 49% compared with the 268,973 ounces produced in the third quarter of 2009 and a decrease of 7% compared with the 427,753 ounces produced in the fourth quarter of 2008. Lead production for the fourth quarter of 2009 was 536,801 pounds which was comparable to the 536,454 pounds produced in the third quarter of 2009 but decreased by 658,756 pounds or 55% compared to the 1,195,557 pounds of lead produced in the fourth quarter of 2008.

Underground mine development consisted of 2,251 metres completed in the fourth quarter of 2009 compared to 3,637 metres of development completed in the third quarter of 2009, representing a decrease of 38%. This program focused on improving haulage and logistics for ore and waste that is transported by trucks out of the mine from several targets including the San Javier/ Milagros Breccias, Azul y Oro including the new Buenos Aires areas and a new developed area between the 660 and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production levels in 2010, to confirm additional Reserves and Resources, and for exploration and exploitation purposes going forward. No diamond drilling exploration was completed at La Encantada in the fourth quarter of 2009.

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine is a group of producing underground operations consisting of the La Rosa/Rosarios/La Blanca mines which are connected through underground workings including the San Marcos and the Quebradillas mines, located approximately 65 kilometres southeast of the city of Durango, Mexico. La Parrilla includes an 850 tpd mill consisting of two parallel 425 tpd cyanidation and flotation circuits, buildings, offices and infrastructure and mining concessions covering an area of 53,000 hectares of which the Company leases 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Tonnes milled at La Parrilla were 75,475 tonnes in the fourth quarter of 2009, representing an increase of 3% when compared with the 72,988 tonnes milled in the third quarter of 2009 and an increase of 14% when compared with the 66,395 tonnes milled in the fourth quarter of 2008. The average head grade increased slightly to 222 g/t from 218 g/t in the third quarter of 2009 and from 206 g/t in the fourth quarter of 2008. Recoveries of silver remained relatively consistent at 73% in the fourth quarter of 2009, compared to 74% in the third quarter of 2009, but represented a slight increase when compared to the 70% achieved in the fourth quarter of 2008.

Total silver production increased slightly to 469,318 equivalent ounces of silver in the fourth quarter of 2009. This is comparable to the 464,134 ounces of silver equivalent produced in the third quarter of 2009 but represents an increase of 30% when compared to the 359,851 ounces of silver equivalent produced in the fourth quarter of 2008. The composition of the silver equivalent production in the fourth quarter of 2009 included 395,761 ounces of silver, 151 ounces of gold and 1,038,018 pounds of lead. This compares with 378,680 ounces of silver, 123 ounces of gold, 1,153,900 pounds of lead and 8,913 pounds of zinc produced in the third quarter of 2009 and 305,685 ounces of silver, 297 ounces of gold, 897,031 pounds of lead and 24,414 pounds of zinc in the fourth quarter of 2008.

A total of 2,047 metres of underground development was completed in the fourth quarter of 2009, compared to 1,941 metres in the third quarter of 2009. A total of 114 metres of diamond drilling was completed in the fourth quarter of 2009 compared to 530 metres in third quarter of 2009.

During 2009, a significant focus of the development at La Parrilla was reaching the lower levels of the La Rosa/Rosarios vein. During the year, the 8th and 9th levels were developed, allowing the mine to increase the Proven and Probable Reserves and improve the quality of the resources that are located in these areas. At the Quebradillas mine, the development work was focused on reaching a high volume ore body that is being prepared for production in the first half of 2010.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 1,000 tpd cyanidation mill and 500 tpd flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine. The mill has historically produced 100% doré bars and continues to do so. In early 2008, a 500 tpd flotation circuit was nearly completed to take advantage of the large sulphide resource at this mine, however, due to low base metal prices and high costs of smelting concentrates, the circuit is currently in care and maintenance pending further capital investment.

During the quarter, additional development was completed in a new area at the San Martin mine, referred to as the San Pedro area, which is located at the footwall of the Zuloaga vein, allowing higher ore grades and additional tonnage to be fed to the mill. Prior to accessing the San Pedro area, the San Martin mine was feeding various backfill areas while the higher grade San Pedro area was being developed.

Tonnes milled at the San Martin mine were 70,919 tonnes in the fourth quarter of 2009, representing a slight decrease of 4% when compared to the 73,990 tonnes milled in the third quarter of 2009 and a slight increase of 2% when compared to the 69,771 tonnes milled in the fourth quarter of 2008. The average head grade was 184 g/t in the fourth quarter of 2009, representing an increase of 27% when compared to the 145 g/t in the third quarter of 2009 and an increase of 48% when compared to the 124 g/t in the fourth quarter of 2008.

Recoveries of silver in the fourth quarter of 2009 decreased to 73%, from 84% achieved in the third quarter of 2009, however this was a slight increase from the 71% achieved in the fourth quarter of 2008. Total production of 344,405 ounces of silver equivalent in the fourth quarter of 2009 was 5% higher than the 328,657 equivalent ounces of silver produced in the third quarter of 2009 and 62% higher than the 212,315 equivalent ounces of silver produced in the fourth quarter of 2008. The equivalent ounces of silver in the fourth quarter of 2009 consisted of 308,269 ounces of silver and 545 ounces of gold. This compares to 288,343 ounces of silver and 609 ounces of gold produced in the third quarter of 2009 and 196,681 ounces of silver, 106 ounces of gold and 1,399 pounds of lead produced in the fourth quarter of 2008.

During the fourth quarter of 2009, a total of 917 metres of diamond drilling was completed. This compares to 486 metres drilled in the third quarter of 2009. In addition, a total of 968 metres of underground development was completed, representing a slight decrease compared to the 1,020 metres completed in the third quarter of 2009.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 392 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately 1 kilometre apart.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings.

All necessary permits for the construction of a 1,000 tpd flotation mill were granted in Q4 2009 and Q1 2010 by the Mexican authorities. No immediate plans are in place to commence construction, however the Company anticipates a final decision to proceed later in 2010.

Real de Catorce Silver Project, San Luis Potosi, Mexico

The Real de Catorce Silver Project was acquired on November 13, 2009, through the share acquisition of Normabec. The Real de Catorce mine is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares, with historical production of 230 million ounces between 1773 and 1990. As a result of the acquisition of Normabec, the Company owns 100% of the Real de Catorce Silver Project. In 2010, the Company plans to reconfirm the existing geologic information and to start planning its future activities in this very large and promising silver mining district.

EXPLORATION PROPERTY UPDATES

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,131 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has been discontinued as the Company focuses its capital investment on other higher priority projects.

Cuitaboca Silver Project, Sinaloa, Mexico

During the year ended December 31, 2009, and after the acquisition of the Real de Catorce Silver Project, management elected not to proceed with the acquisition of the Cuitaboca Silver Project. Accordingly, the investment totalling $2,589,824 was written off at year end.

SELECTED ANNUAL INFORMATION

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2009	2008	2007
	$	$	$
Revenue (1)	59,510,669	44,324,887	42,924,920
Mine operating earnings (2)	18,460,952	7,501,632	7,007,776
Net income (loss) (3)	6,310,225	(5,144,784)	(7,230,122)
Earnings (loss) per share - basic	0.08	(0.07)	(0.13)
Earnings (loss) per share - diluted	0.07	(0.07)	(0.13)
Total assets (4)	251,575,252	231,159,649	185,002,851
Total long term liabilities	37,388,527	38,725,621	36,591,521

(1)

During the year ended December 31, 2009, revenue increased by $15.2 million or 34% over 2008 due to increased production at all the mines, resulting in an 18% increase in the equivalent ounces of silver sold, reductions in smelting and refining charges and metal deductions that reduced these charges from 21% of gross revenue to 17% of gross revenue and a 7% increase in the average USD/CAD exchange rate. During the year ended December 31, 2008, revenues increased by $1.4 million over 2007 due to the ramping up of production at the La Parrilla and La Encantada Silver Mines.

La Parrilla Silver Mine – During the year ended December 31, 2009, a total 277,917 tonnes of ore were processed with an average head grade of 214 g/t of silver resulting in a total of 1,643,207 equivalent ounces of silver produced and 1,648,020 ounces of silver equivalent shipped. During the year ended December 31, 2008, a total of 246,166 tonnes of ore were processed with an average head grade of 234 g/t of silver resulting in a total of 1,584,808 equivalent ounces of silver produced and 1,282,340 ounces of silver equivalent shipped. During the year ended December 31, 2007, a total of 179,411 tonnes of ore were processed with an average head grade of 204 g/t of silver resulting in a total of 1,000,823 equivalent ounces of silver produced.

San Martin Silver Mine – During the year ended December 31, 2009, a total of 291,339 tonnes of ore were processed with an average head grade of 157 g/t of silver resulting in a total of 1,247,236 equivalent ounces of silver produced and 1,229,073 ounces of silver equivalents shipped. For the year ended December 31, 2008, a total of 254,211 tonnes of ore was processed with an average grade of 141 g/t of silver resulting in 1,008,948 ounces of silver equivalents produced, and 778,561 ounces of silver equivalents shipped. The San Martin mine and mill, over the twelve month period ended December 31, 2007, processed 239,796 tonnes of ore with an average grade of 171 g/t of silver resulting in 1,217,065 equivalent ounces of silver.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

La Encantada Silver Mine – During the year ended December 31, 2009, 318,382 tonnes of ore were processed with an average head grade of 276 g/t of silver resulting in a total of 1,446,660 equivalent ounces of silver produced and 1,371,337 ounces of silver equivalents shipped. During the year ended December 31, 2008, 1,636,242 equivalent ounces of silver were produced and 1,529,301 ounces of silver equivalent were shipped, compared to 1,366,377 equivalent ounces of silver produced and 1,272,810 equivalent ounces of silver shipped for the year 2007.

(2)

Mine operating earnings for the year ended December 31, 2009 increased by $11.0 million or 146% due to an increase of 643,501 equivalent silver ounces sold in 2009 compared to 2008. A $15.2 million increase in net revenue was partially off set by a $3.9 million increase in cost of sales. Mine operating earnings for the year ended December 31, 2008 was $7,501,632, an increase of 7% over the $7,007,776 of mine operating earnings for the year ended December 31, 2007 and is primarily due to the increase of 128,642 equivalent silver ounces sold in 2008 compared to 2007.

(3)

Net income or losses in these periods included non-cash stock based compensation expenses of $3,302,780 for the year ended December 31, 2009 compared to $3,680,111 for the year ended December 31, 2008 and $3,865,689 for the year ended December 31, 2007. During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. Also during 2009, included in net income was a write-down of marketable securities in the amount of $390,467. There were no such write-downs during the years ended December 31, 2008 and 2007.

There was a net income tax recovery of $3,230,192 in the year ended December 31, 2009 compared to an income tax recovery of $1,919,454 in the year ended December 31, 2008 and a tax expense of $1,384,647 in the year ended December 31, 2007, attributed primarily to increases in future income tax benefits as well as a reduction of non-allowable tax deductions in 2009 and 2008.

(4)

During the year ended December 31, 2009, the $20.4 million increase in total assets consisted primarily of approximately $18.3 million increase in plant and equipment and a $13.7 million increase in mining interests, net of depreciation, depletion and translation adjustments, both of which were offset by a $11.5 million reduction of cash. During the year ended December 31, 2008, the $46.2 million increase in total assets consisted primarily of approximately $4.6 million increase in cash and cash equivalents and $38.3 million on mining interests and plant and equipment, net of depletion, depreciation and translation adjustments.

The Company has not paid any dividends since incorporation and it presently has no plans to pay dividends.

RESULTS OF OPERATIONS

Three Months ended December 31, 2009 compared to Three Months ended December 31, 2008.

	For the Quarter Ended
	December 31, 2009	December 31, 2008
	$	$
Gross Revenue	21,436,456	11,712,165	(1)
Net Revenue	18,374,117	9,106,605	(2)
Cost of sales	8,538,785	8,294,803	(3)
Amortization and depreciation	915,157	1,049,767
Depletion	720,702	825,185	(4)
Accretion of reclamation obligation	106,480	63,547
Mine operating earnings	8,092,993	(1,126,697)	(5)
General and administrative	2,432,333	1,795,305	(6)
Stock-based compensation	1,099,386	865,417	(7)
Write-down of mineral properties	2,589,824	-	(8)
	6,121,543	2,660,722
Operating income (loss)	1,971,450	(3,787,419)	(9)
Interest and other expenses	(999,683)	(583,430)	(10)
Investment and other income	531,763	67,363	(11)
Write-down of marketable securities	(390,467)	-	(12)
Foreign exchange (loss) gain	523,141	(3,750,504)	(13)
Income (loss) before taxes	1,636,204	(8,053,990)
Income tax (recovery) - current	(360,124)	17,742
Income tax (recovery) - future	(496,160)	(2,532,826)
Income tax (recovery) expense	(856,284)	(2,515,084)	(14)
NET INCOME (LOSS) FOR THE QUARTER	2,492,488	(5,538,906)	(15)
EARNINGS (LOSS) PER SHARE - BASIC	0.03	(0.08)

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

1.

Consolidated gross revenue (prior to smelting and refining and metal deductions) for the quarter ended December 31, 2009 was $21,436,456 or $18.71 (US$17.72) per ounce compared to $11,712,165 or $14.15 (US$11.67) per ounce for the quarter ended December 31, 2008 for an increase of $9,724,291, or 83%. The increase in the fourth quarter of 2009 is attributable to a 38% increase in equivalent silver ounces sold and a 32% increase in the average gross revenue per ounce realized.

2.

Net revenue for the three months ended December 31, 2009 increased by $9,267,512 or 102% to $18,374,117, from $9,106,605 in the fourth quarter of 2008, due to the same increases that affected consolidated gross revenue in the fourth quarter of 2009. In addition, lower smelting and refining charges per ounce contributed to the increase in net revenue in the fourth quarter of 2009.

3.

Cost of sales increased by $243,982 or 3%, to $8,538,785 in the fourth quarter of 2009 from $8,294,803 in the same quarter of 2008. This modest increase in cost of sales was accomplished while increasing the equivalent silver ounces sold by 38% from the quarter ended December 31, 2008. In the fourth quarter of 2009, the Company processed higher grade ore and achieved operational efficiencies including reductions in production costs per tonne and cash costs per ounce.

4.

Depletion decreased by $104,483 or 13%, to $720,702 in the fourth quarter of December 2009 from $825,185 in the same quarter of 2008, due to an increase in production from areas outside of reserves at the San Martin Silver Mine.

5.

Mine operating earnings increased by $9,219,690 or 818% to $8,092,993 for the quarter ended December 31, 2009 from a mine operating loss of $1,126,697 for the same quarter in the prior year. This is primarily due to the $9,267,512 increase in net revenue.

6.

General and administrative expenses increased by $637,028 or 35% compared to the prior year primarily due to increases in office and other expenses of $205,700, salaries and benefits of $152,636 and legal expenses of $116,199.

7.	Stock-based compensation increased by $233,969 or 27% due to a higher number of new option grants in the fourth quarter of 2009.

8.

During the quarter ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. There was no such write-down in the fourth quarter of 2008.

9.

Operating income increased by $5,758,869 or 152% to $1,971,450 for the quarter ended December 31, 2009, from an operating loss of $3,787,419 for the quarter ended December 31, 2008, due to the increase in mine operating earnings.

10.

During the quarter ended December 31, 2009, interest and other expenses included a one-time expense of $484,487 for legal and professional fees associated with a transaction that did not proceed. There was no such expense in the quarter ended December 31, 2008.

11.	During the quarter ended December 31, 2009, investment and other income included $445,920 for realized gains on silver futures while this gain was $81,307 in the quarter ended December 31, 2008.

12.

During the quarter ended December 31, 2009, management determined that the value of certain investments in marketable securities were permanently impaired and $390,467 of unrealized losses were written down. There was no such write-down in the fourth quarter of 2008.

13.

The Company experienced a foreign exchange gain of $523,141 in the quarter ended December 31, 2009 compared to a foreign exchange loss of $3,750,504 in the quarter ended December 31, 2008 due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar, and a weakening of the Mexican peso relative to the Canadian dollar.

14.

During the quarter ended December 31, 2009, the Company recorded an income tax recovery of $856,284 compared to a recovery of $2,515,084 in the quarter ended December 31, 2008, and this is attributed to the recovery of future income taxes arising from the reversal of temporary timing differences and additional tax loss carryforwards compared to 2008.

15.

As a result of the foregoing, net income for the quarter ended December 31, 2009 was $2,492,488 or $0.03 per common share compared to a net loss of $5,538,906 or $0.08 per common share in the quarter ended December 31, 2008, for an increase of $8,031,394.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Year ended December 31, 2009 compared to Year ended December 31, 2008.

	For the Year Ended
	December 31, 2009	December 31, 2008
	$	$
Gross Revenue	71,526,075	56,102,459	(1)
Net Revenue	59,510,669	44,324,887	(2)
Cost of sales	34,351,853	30,419,415	(3)
Amortization and depreciation	3,504,065	3,169,226	(4)
Depletion	2,748,709	3,034,137	(5)
Accretion of reclamation obligation	445,090	200,477	(6)
Mine operating earnings	18,460,952	7,501,632
General and administrative	8,089,087	7,549,079	(7)
Stock-based compensation	3,302,780	3,680,111	(8)
Write-down mineral properties	2,589,824	-	(9)
	13,981,691	11,229,190
Operating income	4,479,261	(3,727,558)	(10)
Interest and other expenses	(2,101,862)	(1,372,768)	(11)
Investment and other income	1,129,527	1,180,742
Write-down marketable securities	(390,467)	-
Foreign exchange loss	(36,426)	(3,144,654)	(12)
Income (loss) before taxes	3,080,033	(7,064,238)
Income tax - current	85,786	136,533
Income tax (recovery) - future	(3,315,978)	(2,055,987)
Income tax (recovery) expense	(3,230,192)	(1,919,454)	(13)
NET INCOME (LOSS) FOR THE YEAR	6,310,225	(5,144,784)	(14)
EARNINGS (LOSS) PER SHARE - BASIC	0.08	(0.07)

1.

Gross revenue (prior to smelting and refining and metal deductions) for the year ended December 31, 2009 was $71,526,075 compared to $56,102,459 for the year ended December 31, 2008 for an increase of $15.4 million or 27%. Contributing to this increase was an 18% increase in silver equivalent ounces sold, and a 8% increase in the average Canadian price per ounce of silver. Total equivalent ounces of silver sold for 2009, was 4,233,703 ounces whereas for 2008, the total equivalent ounces of silver sold was 3,590,202 ounces, for an increase of 643,501 equivalent ounces of silver. The average silver price realized in 2009 was $16.89 (US$14.79) while the average silver price realized in 2008 was $15.63 (US$14.66), due to a 7% increase in the average CAD/USD exchange rate for 2009, compared to 2008.

2.

Net revenue for the year ended December 31, 2009 increased by $15.2 million or 34%, from $44,324,887 in the year ended December 31, 2008 to $59,510,669 in the year ended December 31, 2009 due to the same increases that affected consolidated gross revenue in 2009. Net revenue in 2009 also included the incremental revenue of $454,719 from the sales of coins, ingots and bullion to consumers and individual retail investors over the Company’s website.

3.	Cost of sales increased by $3.9 million or 13% from $30.4 million to $34.4 million for the year ended December 31, 2009 due to the 18% increase in the equivalent ounces of silver sold.

4.

Amortization and depreciation increased by $334,839 or 11%, to $3,504,065 for the year ended December 31, 2009 from $3,169,226 for the year ended December 31, 2008, due to the higher amount of depreciable assets in the current year including assets acquired by capital lease in the fourth quarter of 2008 and in 2009.

5.

Depletion decreased by $285,428 or 9% to $2,748,709 in the year ended December 31, 2009 compared to $3,034,137 for the year ended December 31, 2008 and is primarily related to the San Martin mine as less tonnage was extracted from re- serves, and more tonnage was extracted from areas outside of reserves.

6.

Accretion of reclamation obligations increased by $244,613, from $200,477 in the year ended December 31, 2008 to $445,090 in the year ended December 31, 2009, due to the updated cost estimates for reclamation activities as determined in late 2008.

7.	General and administrative expenses increased by $540,008 or 7% primarily due to increases of $315,977 in legal expenses and $230,010 in salaries and benefits.

8.	Stock-based compensation decreased by $377,331 or 10% due to fewer new options granted and fewer options vesting in the year ended December 31, 2009.

9.

During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. There was no such write-down in 2008.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

10.

Operating income increased by $8,206,819 or 220%, from an operating loss of $3,727,558 for the year ended December 31, 2008 to operating income of $4,479,261 for the year ended December 31, 2009. This can be directly attributable to the $10,959,320 increase in mine operating earnings.

11.

Interest and other expenses increased by $729,094 or 53% to $2,101,862 in the year ended December 31, 2009 compared to $1,372,768 in the year ended December 31, 2008 due to a one-time expense of $484,487 for legal and professional fees associated with a transaction that did not proceed as well as additional interest on capital leases, interest on outstanding property payments relating to the Quebradillas Mine at La Parrilla, interest on debt facilities in place in 2009 and financing cost relating to advance payments on silver shipments. During the year ended December 31, 2009, interest and other expenses included a one-time expense of $484,487 for legal and professional fees associated with a transaction that did not proceed. There was no such expense in 2008.

12.

There was a foreign exchange loss of $36,426 for the year ended December 31, 2009, compared to a loss of $3,144,654 for the year ended December 31, 2008, due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar, and a weakening of the Mexican peso relative to the Canadian dollar.

13.

During the year ended December 31, 2009, the Company recorded an income tax recovery of $3,230,192 compared to $1,919,454 in the year ended December 31, 2008. This is attributed to the recovery of future income taxes arising from the reversal of temporary timing differences and additional tax loss carryforwards compared to 2008. Included in the current recovery is a Canadian dollar equivalent of $542,906 for the adjusted tax deductibility of energy expenses which has increased the tax loss carryforwards.

14.

As a result of the foregoing, net income for the year ended December 31, 2009 was $6,310,225 or $0.08 per common share (basic) compared to net loss of $5,144,784 or ($0.07) per common share for the year ended December 31, 2008, for an increase of $11.5 million.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the last eight quarters.

			Net income	Basic and diluted
		Net sales	(loss) after	net income (loss)	Stock based
		revenues	taxes	per common share	compensation (1)
	Quarter	$	$	$	$	Note
Year ended December 31, 2009	Q4	18,374,117	2,492,488	0.03	1,099,386	2
	Q3	13,724,803	1,841,623	0.02	505,847	3
	Q2	13,024,877	1,036,416	0.01	800,808	4
	Q1	14,386,872	939,698	0.01	896,739	5
Year ended December 31, 2008	Q4	9,106,605	(5,538,906)	(0.08)	865,415	6
	Q3	10,817,211	(374,245)	(0.01)	1,035,864
	Q2	11,436,889	(296,956)	0.00	670,616	7
	Q1	12,964,182	1,065,323	0.02	1,108,216

Notes:

(1)

Stock-based Compensation - the net income (losses) are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

(2)

In the quarter ending December 31, 2009, net sales revenue increased due to increasing silver prices. The average gross revenue per ounce of silver realized increased to US$17.72 in the quarter ended December 31, 2009, compared to US$15.07 in the prior quarter ended September 30, 2009.

(3)

In the quarter ending September 30, 2009, net sales revenue increased due to rising prices. The average gross revenue per ounce of silver realized was US$15.07 in the quarter ended September 30, 2009, increasing from US$12.60 in the prior quarter ended June 30, 2009.

(4)	In the quarter ended June 30, 2009, net sales revenue decreased due to losses on final settlements for which provisional payments had already been received in the prior quarter.

(5)

In the quarter ended March 31, 2009, a stronger U.S. dollar compared to the Canadian dollar accounted for the increase of revenue. Although silver prices were lower in the first quarter of 2009, the average gross revenue per ounce sold was Cdn$17.52 (US$14.07) per ounce on a consolidated basis for the three-month period ended March 31, 2009. Also contributing to an increase in net sales is $1,194,452 from the sale of coins, ingots and bullion in the three months ended March 31, 2009.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

(6)

In the quarter ended December 31, 2008, net sales revenue was negatively affected by declining silver prices and losses on final metal settlements, for which provisional payments had already been received. While the average gross revenue per ounce was US$14.66 for the year ended December 31, 2008, the average gross revenue per ounce for the fourth quarter of 2008 was US$11.67 per ounce. In addition, the strengthening U.S. dollar relative to the Mexican peso and Canadian dollar gave rise to a foreign exchange loss of $3.7 million relating to net U.S. monetary liabilities in the fourth quarter of 2008.

(7)

In the quarter ended June 30, 2008, the Company had a revision to its smelting charges imposed, resulting in an incremental charge and reduction of net sales of $1.9 million (US$1,852,830) in the quarter. Effective December 1, 2008, smelting and refining charges were reduced. In addition, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate.

Revenues Per Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net sum of invoiced revenues for delivered shipments of silver doré bars, and silver concentrates, including metal by-products of gold, lead and zinc, after having deducted refining and smelting charges and metal deductions, and intercompany shipments of coins, ingots and bullion products. The following analysis provides the gross revenues prior to refining and smelting charges and metal deductions, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP. Gross revenues are deducted by shipped ounces of equivalent silver to calculate the average realized price per ounce of silver sold.

	Quarter Ended December 31,		Year to Date December 31,
Revenue Analysis	2009 $	2008 $	2009 $	2008 $
MEXICO
Gross revenues - silver dore bars and concentrates	21,939,708	12,223,817	71,464,014	56,614,111
Less: refining and smelting charges	(2,207,964)	(2,233,050)	(9,389,935)	(9,895,208)
Less: metal deductions	(942,613)	(372,510)	(2,784,390)	(1,882,364)
Net revenue from silver dore and concentrates	18,789,131	9,618,257	59,289,689	44,836,539
Equivalent ounces of silver sold	1,154,384	905,929	4,248,430	3,668,286
Average gross revenue per ounce sold ($CDN)	19.01	13.49	16.82	15.43
Average exchange rate in the period ($US/$CDN)	1.0562	1.2123	1.1420	1.0660
Average gross revenue per ounce sold ($US)	17.99	11.13	14.73	14.48
CANADA
Gross revenues - silver coins, ingots and bullion	1,473,358	380,613	5,132,099	380,613
Equivalent ounces of silver sold, from Mexican production	74,989	24,607	284,564	24,607
Average gross revenue per ounce sold ($CDN)	19.65	15.47	18.03	15.47
Average exchange rate in the period ($US/$CDN)	1.0562	1.2123	1.1420	1.0660
Average gross revenue per ounce sold ($US)	18.60	12.76	15.79	14.51
CONSOLIDATED
Combined gross revenues - silver dore, concentrates, coins, ingots and bullion	23,413,066	12,604,430	76,596,113	56,994,724
Less: intercompany eliminations	(1,976,610)	(892,265)	(5,070,038)	(892,265)
Consolidated gross revenues - silver dore, concentrates, coins, ingots and bullion	21,436,456	11,712,165	71,526,075	56,102,459
Less: refining and smelting charges, net of intercompany	(2,163,845)	(2,233,050)	(9,310,475)	(9,895,208)
Less: metal deductions, net of intercompany	(898,494)	(372,510)	(2,704,931)	(1,882,364)
Consolidated net revenue from silver dore, concentrates, coins, ingots and bullion	18,374,117	9,106,605	59,510,669	44,324,887
Equivalent ounces of silver sold (after interco. eliminations)	1,145,562	827,845	4,233,703	3,590,202
Average gross revenue per ounce sold ($CDN)	18.71	14.15	16.89	15.63
Average exchange rate in the period ($CDN/$US)	1.0562	1.2123	1.1420	1.0660
Average gross revenue per ounce sold ($US)	17.72	11.67	14.79	14.66
Average market price of per ounce of silver per LBMA.ORG.UK ($US)	17.57	10.21	14.67	14.99

At December 31, 2009, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore sales receipts of $944,468 in connection with the sale of 54,277 silver equivalent ounces of precipitates during the pre-operating period was not recorded as a sales revenues but instead was recorded as a reduction of capital in the construction in progress account.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

LIQUIDITY

At December 31, 2009, the Company had working capital of $4.8 million and cash and cash equivalents of $5.9 million compared to a working capital deficiency of $1.0 million and cash and cash equivalents of $17.4 million at December 31, 2008. Working capital increased as a result of $6.7 million from operating activities, a $19.6 million reduction of current liabilities (which includes $2,741,260 settled through the issuance of shares as further described below) offset by a $14.3 million reduction in restricted cash related to the vendor liability.

On July 16, 2009, the Company removed a $14.3 million vendor liability from its balance sheet pursuant to a consent order whereby the vendor liability and interest relating to the acquisition of First Silver were mitigated by the Company providing $14.3 million to the defendant vendor, to be held in trust pending the outcome of litigation by the Company against the defendant vendor. As these funds are retained in a Canadian lawyer’s trust account pending the outcome of actions by First Majestic against the defendant vendor, management believes that these funds would become accessible to the Company in the event of a favourable outcome from the Company’s litigation against the defendant vendor.

In August and September 2009, the Company also settled certain current liabilities amounting to $2,741,260 by the issuance of 1,191,852 common shares of the Company at a deemed value of $2.30 per share.

During the year ended December 31, 2009, the Company raised a total of $35.3 million through a combination of debt and equity. New funds consisted of $29.4 million in equities, $4.3 million in a Mexican government sponsored development loan, as well as $1.6 million from the pre-sale of lead concentrates from the La Parrilla mine. This compares to $41.6 million raised in the year ended December 31, 2008.

In October 2009, the Company entered into an agreement for two loan facilities totaling $53.8 million Mexican pesos (CAD$4.3 million) from the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (FIFOMI). Funds from this loan will be used for the completion of the new 3,500 tpd cyanidation plant at the La Encantada Silver Mine and for working capital purposes. The capital asset loan, for up to $47.1 million Mexican pesos (CAD$3.7 million), bears interest at the Mexican interbank rate plus 7.51% and is repayable over a 60-month period. The working capital loan, for up to $6.7 million Mexican pesos (CAD$0.6 million), bears interest at the Mexican interbank rate plus 7.31% and is a 90-day revolving loan. The loans are secured against real property, land, buildings, facilities, machinery and equipment at the La Encantada Silver Mine.

In August 2009, the Company entered into an agreement for a six-month pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, $1.6 million (US$1.5 million) was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of six months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable based on the volume of lead concentrate shipped with minimum monthly instalments of US$250,000 required. Subsequent to December 31, 2009, the debt was fully repaid and this agreement was amended and restated to provide an additional six-month prepayment facility of up to $1.6 million (US$1.5 million).

In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069, of which $9,051,069 was allocated to the common shares and $389,000 was allocated to the warrants. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. A total of 1,749,500 warrants expire on August 20, 2011 and 334,239 warrants expire on September 16, 2011. Finder’s fee in the amount of $101,016 and 50,000 warrants were paid in respect to a portion of these private placements. The finder’s warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011. The net proceeds of the offering are being used for general working capital purposes.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,689,648, of which $18,840,890 was allocated to the common shares and $848,758 was allocated to the warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 until March 5, 2011. The Company is using $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine and the remainder for general working capital. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 warrants at a price of $0.20 per warrant. The underwriters did not exercise their option to purchase the option shares or warrants. During the year ended December 31, 2009, the Company also received $68,838 pursuant to the exercise of 36,250 stock options and $165,000 pursuant to the exercise of 50,000 warrants.

During the year ended December 31, 2009, the Company invested $14.0 million (December 31, 2008 - $24.5 million) on the acquisition, exploration and development of its mineral properties and a further $19.4 million (December 31, 2008 - $14.9 million) on plant and equipment. In late 2008, after having achieved 300 million ounces of total Reserves and Resources, the Company took actions to reduce its rate of expenditure on exploration and development.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

The Company has expended approximately US$32 million over the past 18 months on its new processing plant at La Encantada, which is expected to increase capacity to 3,500 tonnes per day and to add approximately 4 million ounces of production per year for the Company.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. The Company has no exposure to and has not invested in any asset backed commercial paper securities.

2010 OUTLOOK

This section of the MD&A provides management’s production and costs forecasts for 2010. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the beginning of this MD&A.

Silver production at La Encantada Silver Mine consists of a 1,000 tpd flotation circuit which is currently producing a lead concentrate, as well as a 3,500 tpd cyanidation circuit which is producing a silver precipitate. As the new cyanidation circuit is presently in the pre-production phase, all revenues and operating costs are being treated as capital costs. Though the Company is monitoring the content of silver credited against the capital costs, these ounces of silver are not yet being considered in the calculation of cash costs, silver recoveries and silver grades for production purposes.

The new cyanidation circuit is expected to ramp up gradually during Q1 and into Q2 of 2010 as the La Encantada plant increases production to capacity at 3,500 tpd. Though management expects commercial production to be reached at the beginning of Q2, full production is not anticipated until near the end of Q2. Given the uncertainty in the timing of commercial production and the impact of this uncertainty on the Company’s scale of production, it would be premature to establish detailed expectations of production, cost and operating parameters for the 2010 year. At such time as management has established that commercial production has been achieved and production parameters have stabilized, the topic of detailed expectations will be addressed. In the interim, management is anticipating that production will reach approximately 6 million ounces of silver equivalents in 2010.

Cash costs are expected to remain consistent with past historical results for 2009. Smelting and refining charges are expected to decrease in 2010 due to a shift in the mix of production toward lower cost doré versus concentrates.

Sales of coins, ingots and bullion will continue in 2010 and is expected to reach approximately 10% of all silver sales for the year. These sales result in approximately a 5-10% increase in selling price over normal quoted selling prices in any quarter. Additional information on the Company’s silver coins, ingots and bullion, including how to place an order, may be found on the Company’s website at www.firstmajestic.com.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2009, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company:

a)

incurred $281,065 for the year ended December 31, 2009 and $67,784 for the quarter ended December 31, 2009 (year ended December 31, 2008 - $248,025; quarter ended December 31, 2008 - $50,666) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

b)

incurred $275,214 for the year ended December 31, 2009 and $63,481 for the quarter ended December 31, 2009 (year ended December 31, 2008 - $310,920; quarter ended December 31, 2008 - $95,296) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

c)

incurred $1,317,437 of service fees during the year ended December 31, 2009 and $47,686 for the quarter ended December 31, 2009 (year ended December 31, 2008 - $8,010,843; quarter ended December 31, 2008 - $1,392,542) to a mining services company sharing our premises in Durango Mexico. This related party provided management services and paid mining contractors who provided services at the Company’s mines in Mexico for the period January 1 to February 28, 2009. Of the fees incurred, $232,444 was unpaid as at December 31, 2009 (December 31, 2008 - $3,122,130). This relationship was terminated in February 2009.

d)

incurred $nil for the year ended December 31, 2009 (year ended December 31, 2008 - $7,365) to a director of the Company as finder’s fees upon the completion of certain option agreements relating to Del Toro.

e)	provided a loan of $nil (US$nil) (2008 - $36,450 or US$30,000) to a director of the Company. This loan was fully repaid in the year ended December 31, 2009.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

MANAGEMENT OF CAPITAL RISK

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2008.

The Company’s capital structure consists of debt facilities and shareholders’ equity, comprising of issued capital, share capital to be issued, contributed surplus, retained earnings (deficit) and accumulated other comprehensive loss.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months, provided there are no materially adverse developments with commodity prices during this period.

FINANCIAL INSTRUMENTS AND RISKS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through one international organization. Additionally, silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $6.0 million as at December 31, 2009, a significant portion which is past due. The Company is proceeding through a lengthy and slow review process with Mexican tax authorities, but the Company expects to fully recover these amounts.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2009, the Company had a loan facility with the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (“FIFOMI”) amounting to $4.3 million repayable over a five-year period. As at December 31, 2009, the Company has outstanding accounts payable and accrued liabilities of $11.3 million which are generally payable in 90 days or less.

Although, the Company does not have a history of operating profits, the Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

The Company’s liabilities have contractual maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$2,807,636	$2,139,352	$668,284	$-	$-
FIFOMI Loan Facilities	4,309,159	1,095,672	1,676,605	1,536,882	-
Trafigura Prepayment Facility	450,940	450,940	-	-	-
Real de Catorce Payments (1)	1,261,200	1,261,200	-	-	-
Purchase Obligations (2)	2,071,102	2,071,102	-	-	-
Asset Retirement Obligations	4,336,088	-	-	-	4,336,088
Accounts Payable and Accrued Liabilities	11,304,170	11,304,170	-	-	-
Total Contractual Obligations	$26,540,295	$18,322,436	$2,344,889	$1,536,882	$4,336,088

(1)	Contract commitments to acquire surface rights and geological information relating to the Real de Catorce Project.

(2)	Contract commitments for construction materials and equipment for the La Encantada mill expansion project.

Currency Risk
Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, investments in mining interests, accounts payable and loans payable. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Mexican peso and the Canadian dollar is included in the table below.

Commodity Price Risk
Commodity price risk is the risk that movements in the spot price of silver will have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold and lead. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control.

The Company does not use other derivative instruments to hedge its commodity price risk.

Interest Rate Risk
The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. The Company’s interest bearing financial liabilities comprise a floating rate loan with FIFOMI and a floating rate operating line, plus fixed rate debt instruments and capital leases with terms to maturity ranging up to three years. The FIFOMI loans are floating at 7.51% and 7.31% over the Mexican Interbank Rate which is currently at 4.91%

The sensitivity analyses below have been determined based on the undernoted risks at December 31, 2009.

Reasonably possible changes
$US
	Denominated	$US /Peso	Peso/$CDN	Market
	Silver Commodity	Exchange	Exchange	interest
	Price	Rate	Rate	Rate
Impact on Annual Operations	+/- 10%	+/- 10%	+/- 10%	+/- 25 basis points
Net Income (1)	$217,485	$423,771	$3,870	$14,724

(1)

These sensitivities are hypothetical and should be used with caution, favourable hypothetical changes in the assumptions result in an increased amount and unfavourable hypothetical changes in the assumptions result in a decreased amount of net income and/or other comprehensive income.

Fair Value Estimation
The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivables, other receivables, derivative financial instruments, accounts payable and accrued liabilities, capital lease obligations, debt facilities and vendor liability.

Marketable securities and derivative instruments are carried at fair value. The fair values of accounts receivable, other receivables, accounts payable and accrued liabilities, unearned revenue, capital lease obligations and debt facilities approximate their carrying value due to the short term nature of these items. The fair value of the vendor liability and interest payable is not readily determinable due to the uncertainty with respect to the outcome of the litigation described in Note 10.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for the year ended December 31, 2009. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
  Depletion and Depreciation of Property, Plant and Equipment;
  Asset Retirement Obligations and Reclamation Costs;
  Income Taxes; and
  Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests
The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2009. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment
Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets. There were no write-downs or impairment losses recorded at December 31, 2009, as a result of these impairment analyses at the Company’s operating mines. The write-down of the investment in the Cuitaboca Project was due to management’s determination not to proceed with this project, after the Real de Catorce Project had been acquired.

At December 31, 2009, the Company reallocated the following amounts from the non-depletable to depletable categories as a result of an internal assessment of reserves and resources:

La Encantada Silver Mine	$960,327
La Parrilla Silver Mine	798,960
San Martin Silver Mine	3,002,349
Total transfer to depletable mineral property interests	$4,761,636

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Asset Retirement Obligations and Reclamation Costs
The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the country in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 8.5% . The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at December 31, 2009.

Income Taxes
Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at December 31, 2009, and management assessed whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2013 to 2018. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

Other changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation
The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

FUTURE ACCOUNTING CHANGES

Business Combinations, Consolidations and Non-controlling interests
The CICA has approved new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). These new sections will be effective for years beginning on or after January 1, 2011, with early adoption permitted. Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The Company has not adopted these new standards for the year ended December 31, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for the quarter ending March 31, 2011, and will be required to prepare an opening balance sheet and provide information that conforms to IFRS for comparative periods presented.

The Company has developed an IFRS changeover plan which addresses the key areas such as accounting policies, financial reporting, disclosure controls and procedures, information systems, education and training and other business activities.

The Company commenced its IFRS conversion project during the second quarter of 2009 and has established a conversion plan and an IFRS project team. The IFRS conversion project is comprised of three phases: i) project planning, scoping and preliminary impact analysis; ii) detailed diagnostics and evaluation of financial impacts, selection of accounting policies, and design of operational and business processes; and iii) implementation and review.

The Company is in the second phase of its conversion plan and has completed a detailed analysis of the standards, including the evaluation of policy choices for those standards that may have an impact on its financial statements, business processes and systems.

Management is in the process of quantifying the expected material differences between lFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected in key accounting areas. The Company cannot reasonably determine the full impact that adopting IFRS would have on its financial statements at this time. As a result, it is unable to quantify the impact of adopting IFRS on the financial statements as at December 31, 2009.

The Company is continuing to monitor developments in standards and interpretations of standards and industry practices. Due to anticipated changes to IFRS and International Accounting Standards prior to the adoption of IFRS, management’s plan is subject to change based on new facts and circumstances that arise after the date of this MD&A.

The following list, though not exhaustive, identifies some of the changes in key accounting policies due to the adoption of IFRS:

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Standards	Difference from GAAP	Potential Impact
Presentation and disclosure	IFRS requires significantly more disclosure than Canadian GAAP for certain standards. In addition, classification and presentation may be different for some balance sheet items.

The increased disclosure requirements will cause the Com- pany to change financial reporting processes to ensure the appropriate data is collected. The Company is analyzing the impact of classification and presentation changes.

First time Adoption of IFRS (IFRS 1)

IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. With regards to the IFRS transition, the Company continues to analyze the optional exemp- tions available under IFRS 1.

The adoption of certain exemptions will impact the January 1, 2010 opening balance sheet adjustments. The Company continues to assess the appropriateness of the accounting policies applied under IFRS both at the time of transition and following transition.

Property, Plant and Equipment (IAS 16)

IFRS requires all significant components of property, plant and equipment (“PPE”) to be amortized according to their individual useful lives as deter- mined in accordance with IFRS. IAS 16 permits the revaluation of PPE to fair value.

Potentially material components within processing plants will have shorter useful lives than the entire plant, requiring increased amortization expenses.
Impairment of Long-lived Assets (IAS 36)

IFRS requires the assessment of asset impairment to be based on comparing the carrying amount to the recoverable amount using discounted cashflows while GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows. IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses.

The differences in methodology may result in asset impairments upon transition to IFRS. The Company is currently as sessing the potential impact on long-lived assets which may require further writedowns relating to impairments.

Asset Retirement Obligations (IAS 37)

Differences include the basis of estimation for un- discounted cashflows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists.

IFRS 1 provides an exemption which allows the Company to recognize reclamation and closure costs obligations, estimate costs of the related mining properties using risk free rates, and recalculating depreciation and depletion of assets at fair value as at January 1, 2010.

Income Taxes (subject to adoption at transition of a revised IAS 12 standard)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.

Deferred tax assets may be derecognized at transition. This standard is in-transition since IAS 12 was withdrawn in November 2009 and the AcSB will adopt the converged standard at changeover to IFRS. The Company is assessing the changes but the changes are not likely significant.

Functional Currency (IAS 21)	IAS 21 requires the Company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired.	IFRS 1 provides an exemption that allows a Company to reset its cumulative translation account to zero at the date of transition, with the balance being transferred to opening retained earnings.
Business Combinations (IFRS 3)	Under GAAP, the new HB section 1582 is effective January 1, 2011 to converge with IFRS and early adoption is permitted.

Early adoption of HB section 1582 is permitted, and the Company plans to early adopt this section for the year ended December 31, 2010. IFRS 1 will allow IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.

Leases (IAS 17)

IFRS classifies leases as either financing or operating leases and classification depends on whether substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred from the lessor to the lessee, and is made at the inception of the lease. There are no quantitative thresholds similar to GAAP.

The Company is developing internal indicators to assist in lease classification under IFRS.
Borrowing Costs (IAS 23)	IAS 23 does not allow the expensing of borrowing costs, to the extent they are directly attributable to acquisition, production and construction of a qualifying asset.	IFRS 1 allows companies to capitalize borrowing costs relating to all qualifying assets prospectively on adoption.
Stock-based Compensation (IFRS 2)	Under Canadian GAAP, obligations for cash payments under stock-based compensation plans are accrued using the intrinsic method, compared to the fair value method under IFRS.

While the carrying value of each reporting period will be different under IFRS, the cumulative expense recognized over the life of the instrument will be the same. The Company will adopt this change prospectively using the IFRS 1 exemption for share units that vest prior to January 1, 2010.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Other important considerations during the IFRS transition are the following:

Internal control over financial reporting (“ICFR”) – for all accounting policy changes identified, the Company will assess the impact on the ICFR design and effectiveness implications and will ensure that all changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

Disclosure controls and procedures (“DC&P”) – for all accounting policy changes identified an assessment of DC&P design and effectiveness implication will be analyzed to address any issues with respect to DC&P during IFRS transition.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Management has been remediating internal controls during 2009 and in early 2010, and minimizing weaknesses in internal controls related to reconciliation processes and strengthening automated internal controls in accounting systems in Mexico and Canada. The risk of material error is mitigated by extensive management review of financial reports, account reconciliations and analyses in both Mexico and Canada, as well as monthly audit committee review of standards, and financial reports. Management is continuing to automate accounting systems between Mexico and Canada to lessen the reliance on substantive testing and detailed analyses. Significant progress on the remediation plan has been achieved during 2009 and early into 2010, and management expects the substantial remainder of its current plan to be completed by the end of the first quarter of 2010 with only minor remediation objectives continuing until the end of 2010.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in Mexico, however these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2009.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2009.